1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Sep 9, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/09/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/08/11: Position Change of the Chief of internal auditors.

2	Announcement on 2005/08/17: Un-authorization of Board Director Representatives from MOTC

3	Announcement on 2005/08/26: Replacement of Representatives of Juristic Person Directors

4	Announcement on 2005/08/31: The Company announcing review report containing other than unqualified regarding 1H2005

5	Announcement on 2005/08/31 : Position Change of the Chief of internal auditors

6	Announcement on 2005/08/31 : Chunghwa Telecom held investor conference for 1H 2005 operation results

7	Announcement on 2005/09/05 : Restate the Internal Control Statement

8	Announcement on 2005/09/08: Chunghwa Telecom announced its revenue of NT$15.68 billion for August 2005.

9	Announcement on 2005/09/09: Aug. 2005 sales

EXHIBIT 1

Position Change of the Chief of internal auditors.

Date of events: 2005/08/11

Contents:

1. Changed personnel (please enter: “spokesperson,” “acting spokesperson,” “financial officer,” “research and development officer”, “chief of internal auditors”): Chief of internal auditors.

2. Date of occurrence of the change: 2005/08/11

3. Name, title, and resume of the replaced person: Chung, Sheng-Juei, Senior Managing Director of Audit Department.

4. Name, title, and resume of the replacement: Senior Auditor Chou, Cheng-Yih Acts for the Senior Managing Director.

5. Reason for the change: Retirement.

6. Effective date: 2005/08/11

7. Contact telephone number of the replacement: 02-23444088

8. Any other matters that need to be specified: None

EXHIBIT 2

Un-authorization of Board Director Representatives from MOTC

Date of events: 2005/08/17

Contents:

1. Date of occurrence of the change: 2005/08/17

2. Name and resume of the replaced person:

Shin-Peng Tsai, Current position: Representative of Member’s Convention of Chunghwa Telecom Workers’ Union; Education: Ta Tung Junior Technological College of Commerce; Representative of MOTC.

Yauh-Hong Lin, Current position: Representative of Member’s Convention of Chunghwa Telecom Workers’ Union; Education: Department of Telecommunication, Kuang-Hwa Vocational High School of Technology; Representative of MOTC.

Yen-Chung Lu, Current position: Standing director of Chunghwa Telecom Workers’ Union; Education: Department of Public Administration and Policy at National Chung Hsing University; Representative of MOTC.

3. Name and resume of the replacement: Pending for replacement.

4. Reason for the change: Change of representative from MOTC.

5. Number of shares held by the new director or supervisor at the time of appointment: NA.

6. Original term (From              to             ): 2004/06/25~2007/06/24

7. Effective date of the new appointment: NA.

8. Rate of change of directors/supervisors of the same term: 0%

9. Any other matters that need to be specified: Nil.

EXHIBIT 3

Replacement of Representatives of Juristic Person Directors

Date of events: 2005/08/26

Contents:

1. Date of occurrence of the change: 2005/08/26

2. Name and resume of the replaced person:

Shin-Peng Tsai, Current position: Representative of Member’s Convention of Chunghwa Telecom Workers’ Union; Education: Ta Tung Junior Technological College of Commerce; Representative of MOTC.

3. Name and resume of the replacement:

Shin-Peng Tsai, Current position: Representative of Member’s Convention of Chunghwa Telecom Workers’ Union; Education: Ta Tung Junior Technological College of Commerce; Representative of MOTC.

4. Reason for the change: Un-authorization of Director Representative from MOTC

5. Number of shares held by the new director or supervisor at the time of appointment: 4,615,733,573 shares

6. Original term (From              to             ): 2004/06/25~2007/06/24

7. Effective date of the new appointment: 2005/08/26~2007/06/24

8. Rate of change of directors/supervisors of the same term: 0%

9. Any other matters that need to be specified: The MOTC un-authorized three board directors representing the labor:

Mr. Tsai, Shih-Peng, Mr. Lin, Yauh-Hong and Mr. Lu, Yen-Chung after the Company privatized and Mr. Tsai, Shi-Peng is being re-assigned as the director.

EXHIBIT 4

The Company announcing review report containing other than unqualified regarding 1H2005

Date of events: 2005/08/30

Contents:

1. Date of occurrence of the event: 2005/08/30

2. Full text of the CPA audit opinion: The Board of Directors and Stockholders Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30,2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.

Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

As stated in Note 9 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting in 2004. The aggregate carrying values of the equity-accounted investments was NT$1,443,558 thousand as of June 30, 2004 and the equity in their net gain was NT$24,076 thousand for the six months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the six months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan.

The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3. Any other matters that need to be specified: None

EXHIBIT 5

Position Change of the Chief of internal auditors

Date of events: 2005/08/30

Contents:

1. Changed personnel (please enter: “spokesperson,” “acting spokesperson,” “financial officer,” “research and development officer”, “chief of internal auditors”): Chief of internal auditors.

2. Date of occurrence of the change: 2005/08/30

3. Name, title, and resume of the replaced person: Chung, Sheng-Juei, Senior Managing Director of Audit Department.

4. Name, title, and resume of the replacement: Lu, Cheng-Ching, Senior Managing Director of Audit Department.

5. Reason for the change: Retirement of Ex-Senior Managing Director.

6. Effective date: 2005/08/30

7. Contact telephone number of the replacement: 02-23442688

8. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom held investor conference for 1H 2005 operation results

Date of events: 2005/08/31

Contents:

1. Date of the investor/press conference: 2005/08/31

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Chunghwa Telecom announced its operation results for 1H 2005 on August 31, 2005. Total revenues were NT$89.7bn, net income NT$24.3bn and earning per share NT$2.52.

Comparison of operation results between year 1H 2005 and 1H 2004

(Unit: NT$ mn)

	1H05	1H04
Service revenues	89,719	90,817
Gross profit	43,882	45,712
Income from operations	28,746	31,670
Other income and expenses	1,075	352
Income before income tax	29,821	32,022
Net income	24,328	26,380
Net income per share (NT$)	2.52	2.73

4. Any other matters that need to be specified: Nil

EXHIBIT 7

Restate the Internal Control Statement

Date of events: 2005/09/05

Contents:

1. Date of occurrence of the event: 2005/09/05

2. Cause of occurrence: Restate the Internal Control Statement

3. Countermeasures: None

4. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom announced its revenue of NT$15.68 billion for August 2005.

Date of events: 2005/09/08

Contents:

1. Date of occurrence of the event: 2005/09/08

2. Cause of occurrence: Chunghwa Telecom’s revenue for August 2005 was NT$15.68 billion. For the first eight months of 2005, the internal figures for accumulative income from operations was NT$40.7 billion, net income was NT$34 billion, and EPS was NT$3.53.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 9

Chunghwa Telecom

Sep 9, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2005

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Aug.	Invoice amount	18,066,465	18,023,373	43,092	0.24%
Jan -Aug.	Invoice amount	140,121,151	140,630,056	-508,905	-0.36%
Aug.	Net sales	15,682,355	15,331,470	350,885	2.29%
Jan -Aug.	Net sales	120,926,019	121,341,576	-415,557	-0.34%

b Trading purpose: None